CALL4USA, LLC

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Affordable cellphone/money transfer service for the banked and UNBANKED U.S. Hispanic market.


CALL4USA
Will launch its first product
¡Hola! mobile™
Connecting life and money.

call4usa.us Coto de Caza, CA

Highlights

1. Massive underserved Market
2. Revolutionary service at unbeatable prices
3. Patent protected technology
4. Exceptional partnerships in place
5. Future revenue opportunities

6 Proven sales & marketing strategy

7 Experienced management team

8 Ground Floor Opportunity

Team



Philip J Chasmar President & CEO

Mr. Chasmar has over 40 years of successful telecom management experience. He is a US telecom and money transfer patent holder and has been an executive working in cellular telecommunications in the US since its infancy.

call4usa.us



Dion Whitman CFO Lead Investor

Over 40 years experience in accounting, finance and information technology in the telecom, retail, non-profit, transportation and construction industries.

call4usa.us



Dr. Francisco Valle CMO

Dr. Valle has won four national Palm Awards for advertising campaigns. He successfully launched integrated strategic & marketing plans for companies pursuing multicultural markets. He coauthored How To Win The Hispanic Gold Rush(TM) selected by Forbes.

call4usa.us



Robert A. Hart IV Chief Technology Officer

Over 45 years of successful telecom experience designing and overseeing the construction of wireline telephone companies, cable tv companies & cellular companies throughout the US. He is a Professional Engineer and long-time member of the IEEE.

call4usa.us



Gary Arnett Managing Director Money Transfer

Mr. Arnett has 30+ years of experience with public and private companies from start-ups to billion-dollar international conglomerates. As CFO for 16 years, he has developed deep banking relationships critical for the company's money transfer business.

call4usa.us

Memo

Connecting Families. Expanding Financial Access. Building the Future of Cross-Border Connectivity.

Call4USA presents a unique investment opportunity in the convergence of telecommunications and fintech. The company addresses two major pain points experienced by the Hispanic community in the U.S.—the high cost of international calls and the cumbersome process of sending remittances to their families and friends. **7.7% of all international calls are routed from the U.S. to Mexico.**

Call4USA has developed a patent-protected mobile platform that integrates calling and money transfers, allowing customers to make unlimited affordable calls and transfer money **without requiring a bank account, credit card.** Two patents have been issued, with a third patent and fourth patent under development, positioning Call4USA as the only telecom company in the U.S. with this integrated capability.

Founders and their friends and family have invested $3.2 million in development and is pre- revenue but fully market-ready, with distribution, manufacturing and a well-defined bilingual, go-to-market, integrated strategy and marketing communications plan in place.

At its core, Call4USA is about more than technology. It is about helping families stay connected, send support when it matters, and gain greater access to essential communications and financial services.

CALL4USA

Don't just watch the market evolve. **Invest in it**.



CALL4USA

Call4USA is preparing to launch something meaningful - an opportunity to redefine how millions of people connect, communicate, and access essential financial services.

At Call4USA, our mission is clear:

To deliver affordable, accessible, and inclusive telecommunications and financial solutions for underserved and multicultural communities—particularly those who remain unbanked or underbanked.

(U.S. Patent Numbers 10,362,178 B2 and 10,951,776 B2 issued to Call4Mexico a wholly owned subsidiary of Call4USA)



CALL4USA
EN
Money Transfer
Create account

The Problem 1. Expensive Telephony Packages For Hispanics

The Hispanic community calls Mexico frequently despite the high-cost telephone plans available to them.



- 7.7% of all international calls are routed from the U.S. to Mexico
- There is not a low-priced solution for Hispanics to call or receive calls from their relatives or friends in Mexico.
- There are many well known companies that sell call plans in the U.S. and Mexico. However, call packages are expensive given the level of income of the customers for these services.
- A majority of calls and money transfers routed from the U.S. to Mexico originate from just 5 states.
- WhatsApp and other similar apps are not the solution because they still require cellphone service with a smartphone or a computer with internet service. In addition, these apps are not available to over 21% of the population of Mexico.

The Problem 2. Cumbersome Remittances Process To Mexico

Mexico is the top destination for remittances and international calls from the U.S. Even though there is no easy process to do so currently.

$59B
Transferred to Mexico in 2025 according to the Bank of Mexico

7.7%
Of all global international calls are routed from the U.S. to Mexico

$325
Average remittance sent to Mexico

Over 21%
Of population in Mexico has no access to WhatsApp!

- It is well known in the money transfer industry that the Hispanic community sends remittances to Mexico through a cumbersome legacy process.
- Approximately 31.2% of Hispanic households are unbanked or underbanked according to the Federal Reserve Bank.
- The current money transfer process for the unbanked requires customers to visit either a retail store such as Walmart or a site of a well-known money transfer company such as Western Union.
- Due to the obsolescence of the process, customers are

unable to send money to someone in Mexico after store hours or during U.S. holidays when the sites are closed. This represents a major problem during a family emergency.

THESE TWO PROBLEMS ARE JUST GOING TO GET WORSE!

The Solution: Introducing ¡Hola!mobile™

Call4USA when funded will launch its first products and services for the Hispanic market here in the USA as:


iHola!mobile


iHola!mobile™
Connecting life and money.

The Solution: Super Affordable Calling Plans

Leading Cell Service and Money Transfer Provided

¡Hola!mobile™ provides the ability to make and receive phone calls to and from Mexico at an affordable price with unlimited calling to Mexico and free roaming in Mexico with plans starting at $19.95 per month.

¡Hola!mobile™ customers:

- Customers receive a local U.S. number and a local Mexico number. Can use any phone, anywhere, unlike WhatsAPP!
- ¡Hola!mobile™ customers can transfer money through the Call4USA patented technology with or without a bank account or credit card at an affordable price!
- Call4USA offers its customers the ability to either purchase a ¡Hola!mobile™ branded smartphone or to simply use their own phone with the ¡Hola!mobile™ SIM card or E SIM.
- ¡Hola!mobile™ will launch to retail 6-8 months from raising the first $1M.


iHola!mobile™
Money Transfer
Transfer money to your friends and family
Buy goods and services
Pay your bills
Buy crypto
Cash your paycheck
Create account
I already have an account

The Solution: Intellectual Property Protection

Call4USA's patent protected technology provides an inexpensive and effective routing of international mobile telephone calls and money transfer service.


The Director


United States Patent


Patent


***Two patents were granted in 2019 and 2021 to the company**

(U.S. Patent Numbers 10,362,178B2 and 10,951,776B2 issued to Call4Mexico a wholly owned subsidiary of Call4USA)

The Solution - Summary

Combining 2 Industries Into 1 Easy To Use Platform

- With our contract allowing us to utilize the AT&T network, ¡Hola!mobile™ provides the ability to make and receive phone calls to and from Mexico at an affordable price with unlimited calling to Mexico and free roaming in Mexico.
- Customers receive a local number for both the U.S. and for Mexico. The local Mexico number will allow relatives and friends in Mexico to call our customer from ANY phone as a local call.
- 2 Patents have been issued to the company. No other service provider offers this patent protected functionality to their customers.
- ¡Hola!mobile™ phones will retail for $79.95 with 512GB internal memory and $99.95 with 1Terrabyte of internal memory.
- Call4USA's revolutionary Mobile Wallet will allow ¡Hola!mobile customers to buy goods and services, transfer money peer to peer, to an ATM or a cash delivery location, pay bills, buy crypto coin and cash payroll checks.


¡Hola!mobile

¡Hola!mobile
Money Transfer

AT&T

zoomMediaPlus

The Solution: Proven

Call4USA has fully tested it's telecommunication services.

- Call4USA tested its network here in the USA with phones and SIM cards.
- Call4USA tested calls to Mexico and receiving calls from Mexico.
- The technology is patented, proven and is ready to scale.
- No need to build towers with antennas and cabling.
- Including a revolutionary mobile wallet for the unbanked.
- The positive social impact is enormous.

MARKET OPPORTUNITY - Initial Target: The U.S. Hispanic Market

Call4USA's five initial target states capture the majority of the Hispanic population of Mexican descent in the U.S.



Hispanic Population of Mexican Descent within Call4USA's Five Initial Target States (According to the U.S. Census Bureau released 2025)	
California	11.3M
Texas	9.7M
Arizona	2.1M
Illinois	1.5M
New Mexico	0.84M
Total	25.4M

- Call4USA's initial five target states of California, Texas, Arizona, Illinois and New Mexico captures nearly 65% of the Hispanic population of Mexican descent in the U.S.
- Call4USA offers competitively lower prices for international calls and is also the only provider with patented money transfer capabilities for those without a bank account or credit card through a SIM card or a branded smartphone with the SIM card included.

Exceptional Partnerships in Place

Partnerships with big box retailers and large cell service companies give CALL4USA strong distribution channels and competitive cellular speed

Strategic partnerships with big box retailers allow Call4USA to quickly distribute SIM cards and phones.	Piggybacking off large cell service providers gives Call4USA competitive speeds and abilities at cheaper prices.

COMING SOON

Manufacturing Supply Chain & Retail Partnerships in Place

- **The manufacturing supply chain and the retail partnerships are ready.**
- **The manufacturer will assemble and ship phones with SIM cards directly to retailers.**




SIM1+SIM2+SD Card


iHola!mobile

Call4USA Management Team

Our mission is to connect families across borders with fair, reliable voice and money transfer.
After decades building telecom networks and financial products, our founders saw families overpaying for basic connection. We combined carrier-grade infrastructure with transparent pricing to make staying in touch and sending support—simple and affordable.



Philip J. Chasmar
Chief Executive Officer

Mr. Chasmar has over 40 years of successful telecom management experience. He is a U.S. telecom and money transfer patent holder



Dion S. Whitman
Chief Financial Officer

Mr. Whitman has over 40 years experience in accounting, finance and information technology in the telecom, retail, non-profit,



Francisco Valle
Chief Marketing Officer

Dr. Valle has won four national Palm Awards for advertising campaigns. He successfully launched integrated strategic & marketing plans for



Robert A. Hart IV
Chief Technical Officer

Mr. Hart has over 45 years of successful telecom management experience designing and overseeing the construction of wireline



Gary Arnett
Managing Director

Mr. Arnett has over 30 years of experience with Public and private companies from start-ups to international conglomerates. As a

and has been an executive working in cellular telecommunications in the U.S. since its infancy.

transportation and construction industries

companies pursuing multicultural markets. He co-authored How To Win The Hispanic Gold Rush(TM) selected by Forbes.

telephone companies, cable T.V. companies and cellular companies throughout the U.S. He is a Professional Engineer and long time member of the IEEE.

CFO for 10 years he has developed deep banking relationships critical for the company's money transfer business.

Use of Funds



Use Of Funds - $1,235,000
Working Capital 13%
Office Lease 4%
Equipment 9%
Salaries 21%
Engineering 12%
Inventory 12%
Marketing 22%
Working Capital
Office Lease
Equipment
Salaries
Engineering
Inventory
Marketing

- The Funds raised are to launch this product to retail.
- Call4USA is raising a total of $1.2M USD to launch its' products and services to retail in the San Diego, CA DMA.
- San Diego County borders Mexico and Macrotrends reports it is home to over 980,000 Hispanics of Mexican descent. In addition, San Diego borders the Mexican City of Tijuana with a population of over 2.2M Mexicans.
- The San Diego DMA is the least expensive major market in the U.S. to place advertising. The company projects it can achieve over 50,000 customers (break-even) in the San Diego market as it prepares to launch service into the Los Angeles DMA which includes Orange, Riverside and San Bernadino Counties.

Financial Summary – 516,093 Customers at Year 5 *

- The projected revenues are expected to grow from $8.2 million U.S. dollars in Year 1 to over $311 million U.S. dollars by Year 5 while the earnings before taxes and depreciation are projected to increase to over $106 million U.S. dollars by Year 5.
- The Company projects it will reach profitability (50K subscribers) within the first six months of sales.



CALL4USA Projected Revenue and EBITDA*
$350
$300
$250
$200
$150
$100
$50
$0
($50)
($1.8)
$22
$45
$75
$106
Year 1
Year 2
Year 3
Year 4
Year 5
Revenue
EBITDA

- These are forward-looking projections based on assumptions detailed in the offering documents. Actual results may differ materially. Investing in early-stage companies involves substantial risk, including the potential loss of your entire investment.

CALL4USA

Why Invest in Call4USA?

- **Large, Underserved Market:** According to the 2024 US Census bureau and the Bank of Mexico Approx. 40M U.S. based documented Hispanics sending over $59B per year to Mexico.
- **Revolutionary Service at Unbeatable Prices:** Competitively priced services designed for affordability in underserved markets.
- **Patent-Protected Technology:** Enabling customers to make and receive local calls and money transfers initially to and from Mexico.

- **Exceptional Partnerships in Place:** Strategic carrier and retail distribution partnerships in place.
- **Future Revenue Opportunities:** Future plans to expand into other underserved markets, telehealth, robotics and more with no committed timeline or revenue attached.
- **Experienced Sales and Marketing Leadership:** Includes industry leaders and experts with deep expertise in Hispanic markets.
- **Experienced Management Team:** Expertise in telecommunications, technology, marketing and finance.

Downloads

Call4USA logo sm.jpg